

September 20, 2013

Via E-Mail
Mr. Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

> **Re: Concha Y Toro Winery, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **Response dated September 3, 2013**
> **File No. 1-13358**

Dear Mr. Venegas:

We have reviewed your responses and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2011

Notes to Consolidated Financial Statements, page F-13

Note 12. Goodwill, page F-58

Acquisition of Fetzer Vineyards, Inc., page F-58

1.   We note your response to comment four of our letter dated July 25, 2013. Please be advised that the general practice is to not deduct brand, sales and marketing, and certain general and administrative expenses under the replacement cost method. Please explain to us why you believe it is appropriate to deduct these expenses to arrive at replacement cost for the inventory acquired from Fetzer.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining